

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2019

Jerry Kroll
Chief Executive Officer
ElectraMeccanica Vehicles Corp.
102 East 1st Avenue
Vancouver, BC, Canada, V5T 1A4

Re: ElectraMeccanica Vehicles Corp.
Registration Statement on Form F-3
Filed February 8, 2019
File No. 333-229562

Dear Mr. Kroll:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure